

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Mr. F. Edward Broadwell, Jr.
Chairman and Chief Executive Officer
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, NC 28801

Re: HomeTrust Bancshares, Inc.
Amendment No.2 to the Registration Statement on Form S-1
Filed April 25, 2012
File No. 333-178817

Dear Mr. Broadwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:
   - Describe how and when a company may lose emerging growth company status;
   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of

Mr. F. Edward Broadwell, Jr.
HomeTrust Bancshares, Inc.
May 8, 2012
Page 2

2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

The Companies, page 1

2. Please revise this section to summarize the various restrictions imposed on you by the Office of the Comptroller of the Currency.

Dividends, page 11

3. Please revise this section to disclose that you are prohibited from paying any dividends by an order of the Office of the Comptroller of the Currency unless you receive its approval.

Risk Factors, page 21

HomeTrust Bank is subject to an Individual Minimum Capital Requirement…, page 30

4. We note your response to comment 2 of our letter to you dated March 27, 2012. Please revise the risk factor on page 30 to address the risks to you that you will fail to meet your minimum capital requirements if this offering is not consummated or only raises the minimum amount and the consequences to you (including the need to sell assets).

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 62

5. We note your response to prior comment 3, and the staff is not able to agree that
    the changes made to page 30 and 60 are adequate to provide potential investors
    with the impact of regulatory actions taken against HomeTrust. As requested in
    prior comment 3 of our letter dated March 27, 2012, provide management's view
    of the impact of the ICMR or any other regulatory order upon your current
    prospects, including your need to retain capital and avoid further acquisitions after
    a successful offering. Also, please clarify your disclosure to discuss all material
    actions that management has taken, or expects to take in order to meet the
    requirements of the ICMR. Finally, please clarify that without a successful sale
    of shares as required by this offering, you will not be able to meet the terms of
    your capital plan and that while you currently are in compliance with the ICMR
    capital requirement your margin for error is very thin, and any further
    impairments or losses may push you below the required minimums.

Marketing Arrangements, page 175

The staff of the Division of Trading and Markets has asked us to provide the following
comments:

6. You indicated that the conversion mechanics of HomeTrust Bancshares, Inc. are
    "substantially similar" to the conversion mechanics in the Trident Letters. Please
    explain how they differ.

7. Please provide additional information regarding the manner in which the DVP
    portion of the syndicated community offering in the conversion offering will be
    conducted in compliance with provisions of Rule 10b-9. More specifically,
    please provide a more detailed, chronological timeline of the DVP portion of the
    syndicated community offering from receipt of indication of interest through the
    closing of the offering, showing details such as when funds are placed in a
    segregated account, when sale of the minimum number of shares is calculated and
    when closing occurs. Please also discuss the operation of the deposit account
    which will hold funds submitted in payment for shares subscribed or ordered in
    this aspect of the conversion offering.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via E-Mail   Martin Meyrowitz
                        David Muchnikoff
                        Silver Friedman & Taff, LLP